SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K



            /x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                for the fiscal year ended December 30, 1998

                                    OR

          / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

              for the transition period from ______ to ______

                      Commission file number 33-55558



                WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS
                         PLAN FOR HOURLY EMPLOYEES



                          CHESAPEAKE CORPORATION
                           1021 East Cary Street
                               P.O. Box 2350
                       Richmond, Virginia 23218-2350















INDEX OF FINANCIAL STATEMENTS AND SCHEDULES AND EXHIBIT

                                                                      Page

Report of independent accountants                                       3

Financial statements:

  Statement of assets available for benefits with fund information
    at December 30, 1998                                                4

  Statement of net assets available for benefits with fund
    information at December 31, 1997                                    6

  Statement of changes in assets available for benefits with fund
    information for the year ended December 30, 1998                    8

  Statement of changes in net assets available for benefits with
    fund information for the year ended December 31, 1997              10

  Notes to financial statements                                     12-18


Supplemental schedules:

  Line 27a - Schedule of Assets Held for Investment Purposes at
    December 30, 1998                                                  19

  Line 27b - Schedule of Loans or Fixed Income Obligations for
    The Year Ended December 30, 1998                                    *

  Line 27c - Schedule of Leases in Default or Classified as
    Uncollectible for the Year Ended December 30, 1998                  *

  Line 27d - Schedule of Reportable Transactions for the Year
    Ended December 30, 1998                                            20

  Line 27e - Schedule of Non-exempt Transactions for the Year
    Ended December 30, 1998                                             *

  * There were no such transactions or obligations or leases in default.


Exhibit:

  23 - Consent of PricewaterhouseCoopers LLP


                                    -1-


SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Wisconsin Tissue Mills Inc. 401(k) Savings Plan for Hourly Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   WISCONSIN TISSUE MILLS INC. 401(k)
                                   SAVINGS PLAN FOR HOURLY EMPLOYEES


                                   By: /s/ Thomas A. Smith
                                       -------------------
                                           Thomas A. Smith
                                           Vice President - Human
                                           Resources and Chairman of
                                           the Committee



June 15, 1999



























                                    -2-
Report of Independent Accountants

To the Wisconsin Tissue Mills Inc. 401(k) Savings
  Plan for Hourly Employees Committee:

In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Wisconsin Tissue Mills Inc. 401(k) Savings Plan for Hourly Employees (the "Plan") at December 30, 1998, and December 31, 1997, and the changes in net assets available for benefits for the years ended December 30, 1998, and December 31, 1997 in conformity with generally accepted accounting principles.
These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

                                     /S/PRICEWATERHOUSECOOPERS LLC
                                     -----------------------------
                                        PRICEWATERHOUSECOOPERS LLC
Richmond, Virginia
June 15, 1999

WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 30, 1998

                         Diversified  Guaranteed  Chesapeake Foreign Intermediate
                            Equity    Principal     Common    Equity     Bond
                             Fund        Fund     Stock Fund   Fund      Fund
                         -----------  ----------  ---------- ------- -----------
Assets:
 Investments (Notes 1b,
 10, and 11):
  Equity investments
   (cost $17,963,895)    $22,026,436                        $334,384
  Fixed income
   investments (cost
   $229,837)                                                          $239,997
  Chesapeake Corporation
   common stock (cost
   $1,112,987)                                  $1,329,876
  Money market
   investments (cost
   $2,985,154)                       $2,985,154

  Loans to participants
   (Note 5)
 Receivables:
  Employer contributions       8,762      2,730      1,472       177       186
                         ----------- ---------- ----------  --------  --------
    Assets available for
     Benefits            $22,035,198 $2,987,884 $1,331,348  $334,561  $240,183
                         =========== ========== ==========  ========  ========

The accompanying notes are an integral part of the financial statements.

WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED December 30, 1998

                         Conservative  Vanguard   Vanguard
                           Balance    Wellington Index 500 Participant
                             Fund        Fund       Fund      Loans     Total
                         -----------  ---------- --------- ----------- ---------
Assets:
 Investments (Notes 1b,
 10, and 11):
  Equity investments
   (cost $17,963,895)    $   157,836 $  259,774 $1,641,587             $24,420,017
  Fixed income
   investments (cost
   $229,837)                                                               239,997
  Chesapeake Corporation
   common stock (cost
   $1,112,987)                                                           1,329,876
  Money market
   investments (cost
   $2,985,154)                                                           2,985,154

  Loans to participants
   (Note 5)                                                $573,767        573,767
 Receivables:
  Employer contributions         497        241      1,348                  15,413
                         ----------- ---------- ---------- -------- -----------
    Assets available for
     Benefits            $   158,333 $  260,015 $1,642,935 $573,767     $29,564,224
                         =========== ========== ========== ======== ===========

The accompanying notes are an integral part of the financial statements.

WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1997

                         Diversified  Guaranteed  Chesapeake Foreign Intermediate
                            Equity    Principal     Common    Equity     Bond
                             Fund        Fund     Stock Fund   Fund      Fund
                         -----------  ----------  ---------- ------- ------------
Assets:
 Investments (Notes 1b,
 10, and 11):
  Equity investments
   (cost $15,159,458)    $18,222,106                        $272,466
  Fixed income
   investments (cost
   $2,516)                                                            $  2,610
  Chesapeake Corporation
   common stock (cost
   $1,200,937)                                  $1,438,663
  Money market
   investments (cost
   $2,372,944)                       $2,358,041     14,903

  Loans to participants
   (Note 5)
 Receivables:
  Accrued income                         10,900      6,587
  Employer contributions      32,334      4,419      2,676       931        28
                         ----------- ---------- ----------  --------  --------
    Total assets          18,254,440  2,373,360  1,462,829   273,397     2,638

 Liability:
  Other liabilities           32,575      3,394        899       901         4
                         ----------- ---------- ----------  --------  --------
    Net assets available
     for benefits        $18,221,865 $2,369,966 $1,461,930  $272,496  $  2,634
                         =========== ========== ==========  ========  ========

The accompanying notes are an integral part of the financial statements.

WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED December 31, 1997

                         Conservative  Vanguard   Vanguard
                           Balance    Wellington Index 500 Participant
                             Fund        Fund       Fund      Loans     Total
                         -----------  ---------- --------- ----------- ---------
Assets:
 Investments (Notes 1b,
 10, and 11):
  Equity investments
   (cost $15,159,458)    $    21,858 $   96,128 $  481,893            $19,094,451
  Fixed income
   investments (cost
   $2,516)                                                                  2,610
  Chesapeake Corporation
   common stock (cost
   $1,200,937)                                                          1,438,663
  Money market
   investments (cost
   $2,372,944)                                                          2,372,944

  Loans to participants
   (Note 5)                                                 $344,624      344,624
 Receivables:
  Accrued income                                                           17,487
  Employer contributions         218        469      1,322                 42,397
                         ----------- ---------- ----------  --------  -----------
    Total assets              22,076     96,597    483,215   344,624   23,313,176

 Liability:
  Other liabilities               31        137        689                 38,630
                         ----------- ---------- ----------  -------- -----------
    Net assets available
     for benefits        $    22,045 $   96,460 $  482,526  $344,624  $23,274,546
                         =========== ========== ==========  ========  ===========

The accompanying notes are an integral part of the financial statements.

WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 30, 1998

                         Diversified  Guaranteed  Chesapeake Foreign Intermediate
                            Equity    Principal     Common    Equity     Bond
                             Fund        Fund     Stock Fund   Fund      Fund
                         -----------  ----------  ---------- ------- ------------
Additions:
 Interest and dividends
  Note 1b)                           $  123,602 $   29,663
 Contributions (Notes 3
  and 4):
   Employee contributions$ 2,237,906    311,522    177,354  $ 49,058  $  5,719
   Employer contributions    328,059     54,679     33,260     7,695     1,111
  Net appreciation
   (depreciation) in the
   fair value of
   investments (Note 1b)   3,169,591                65,812    (4,478)   11,148
                         ----------- ---------- ----------  --------  --------
                           5,735,556    489,803    306,089    52,275    17,978

Deductions:
 Distributions to
  participating employees
  (Note 6)                   489,750    235,721      4,994     6,310
 Administrative fees         105,807     11,534      2,600     2,911       452
                         ----------- ---------- ----------  --------  --------
                             595,557    247,255      7,594     9,221       452
                         ----------- ---------- ----------  -------- --------
   Net additions           5,139,999    242,548    298,495    43,054    17,526
                         ----------- ---------- ----------  --------  --------
Interfund transfers, net (1,326,666)    375,370   (429,077)   19,011   220,023

Net assets available for
 benefits, beginning of
 year                     18,221,865  2,369,966  1,461,930   272,496     2,634
                         ----------- ---------- ----------  --------  --------
Assets available for
 benefits, end of year   $22,035,198 $2,987,884 $1,331,348  $334,561  $240,183
                         =========== ========== ==========  ========  ========

The accompanying notes are an integral part of the financial statements.

WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED
December 30, 1998

                         Conservative  Vanguard    Vanguard
                           Balance    Wellington  Index 500 Participant
                             Fund        Fund        Fund      Loans     Total
                         -----------  ----------  --------- ----------- --------
Additions:
 Interest and dividends
  Note 1b)                            $   7,955 $   15,878  $ 21,749    $   198,847
 Contributions (Notes 3
  and 4):
   Employee contributions$    31,920     55,191    197,554                3,066,224
   Employer contributions      5,818      9,079     27,585                  467,286
  Net appreciation
   (depreciation) in the
   fair value of
   investments (Note 1b)      14,766     11,065    243,000                3,510,904
                         ----------- ---------- ----------  --------    -----------
                              52,504     83,290    484,017    21,749      7,243,261

Deductions:
 Distributions to
  participating employees
  (Note 6)                    42,419      6,142     23,685    15,314        824,335
 Administrative fees             494        869      4,581                  129,248
                         ----------- ---------- ----------  --------    -----------
                              42,913      7,011     28,266    15,314        953,583
                         ----------- ---------- ----------  --------    -----------
   Net additions               9,591     76,279    455,751     6,435      6,289,678
                         ----------- ---------- ----------  --------    -----------
Interfund transfers, net     126,697     87,276    704,658   222,708

Net assets available for
 benefits, beginning of
 year                         22,045     96,460    482,526   344,624     23,274,546
                         ----------- ---------- ----------  --------    -----------
Assets available for
 benefits, end of year   $   158,333 $  260,015 $1,642,935  $573,767    $29,564,224
                         =========== ========== ==========  ========    ===========

The accompanying notes are an integral part of the financial statements.

WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1997

                         Diversified  Guaranteed  Chesapeake Foreign Intermediate
                            Equity    Principal     Common    Equity     Bond
                             Fund        Fund     Stock Fund   Fund      Fund
                         -----------  ----------  ---------- ------- ------------
Additions:
 Interest and dividends
  (Note 1b)                          $  148,390 $   36,211
 Employee contributions
  (Note 3)               $ 2,092,922    355,073    249,323  $ 30,809    $1,650
  Net appreciation
   (depreciation) in the
   fair value of
   investments (Note 1b)   4,529,813               125,995   (3,559)        96
                         ----------- ---------- ----------  --------  --------
                           6,622,735    503,463    411,529    27,250     1,746

Deductions:
 Distributions to
  participating employees
  (Note 6)                    84,928     86,249     47,750       367
 Administrative fees         137,911     17,094      4,872     2,166         7
                         ----------- ---------- ----------  --------  --------
                             222,839    103,343     52,622     2,533         7
                         ----------- ---------- ----------  -------- --------
   Net additions           6,399,896    400,120    358,907    24,717     1,739
                         ----------- ---------- ----------  --------  --------
Interfund transfers, net   (215,026)   (325,640)  (543,993)  247,779       895

Net assets available for
 benefits, beginning of
 year                     12,036,995  2,295,486  1,647,016
                         ----------- ---------- ----------  --------  --------
Assets available for
 benefits, end of year   $18,221,865 $2,369,966 $1,461,930  $272,496  $  2,634
                         =========== ========== ==========  ========  ========

The accompanying notes are an integral part of the financial statements.

WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED
December 31, 1997

                         Conservative  Vanguard    Vanguard
                           Balance    Wellington  Index 500 Participant
                             Fund        Fund        Fund      Loans     Total
                         -----------  ----------  --------- ----------- --------
Additions:
 Interest and dividends
  (Note 1b)                          $    2,131 $    3,828  $ 11,636    $   202,196
 Employee contributions
  (Note 3)               $     9,019     16,570     41,692                2,797,058
  Net appreciation
   (depreciation) in the
   fair value of
   investments (Note 1b)       1,874      5,801     27,188                4,687,208
                         ----------- ---------- ----------  --------    -----------
                              10,893     24,502     72,708    11,636      7,686,462

Deductions:
 Distributions to
  participating employees
  (Note 6)                                  368                7,903        227,565
 Administrative fees              72        351      1,375                  163,848
                         ----------- ---------- ----------  --------    -----------
                                  72        719      1,375     7,903        391,413
                         ----------- ---------- ----------  --------    -----------
   Net additions              10,821     23,783     71,333     3,733      7,295,049
                         ----------- ---------- ----------  --------    -----------
Interfund transfers, net      11,224     72,677    411,193   340,891

Net assets available for
 benefits, beginning of
 year                                                                    15,979,497
                         ----------- ---------- ----------  --------    -----------
Assets available for
 benefits, end of year   $    22,045 $   96,460 $  482,526  $344,624    $23,274,546
                         =========== ========== ==========  ========    ===========

The accompanying notes are an integral part of the financial statements.






                                      -11-
WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES NOTES TO FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies:

    a.   General

    The Wisconsin Tissue Mills Inc. 401(k) Savings Plan for Hourly Employees (the "Plan") covers certain employees of Wisconsin Tissue Mills Inc. ("Wisconsin Tissue" or the "Employer"), a wholly owned subsidiary of Chesapeake Corporation. The Plan's assets are held by Associated Bank, N.A. ("Associated" or the Trustee"). The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with generally accepted accounting principles.

    b.   Investment Valuation and Income

    Investments are stated at fair value determined as follows:

         Mutual and money market funds - Quoted market value
         Chesapeake common stock       - Last published sales price on the
                                         New York Stock Exchange
         Loans to participants         - Balances due which approximate
                                         fair value

    Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date.

    The Plan presents in the statement of changes in net assets available for benefits the "net appreciation (depreciation) in the fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation (depreciation) on those investments.

    c.   Risks and Uncertainties

    The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.



                                   -12-
NOTES TO FINANCIAL STATEMENTS, Continued

1.   Summary of Significant Accounting Policies, continued:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2.   Description of Plan:

    The Plan is a defined contribution plan. Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator in Menasha, Wisconsin.

3.   Employee Contributions:

    A participant may elect to defer receipt of 1% to 10% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed $10,000 per participant in any taxable year.

4.   Employer Contributions:

    Effective January 1, 1998, the Plan provided for discretionary matching contributions of 50% of the participant's elective deferral contribution, up to 5% and limited to a total of $500 per participant for the entire Plan year. The matching contributions vest over a five-year period of time based on years of service. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document.

    In addition, effective January 1, 1998, the Employer established a fixed minimum contribution to be made to the Plan as determined by the Employer each Plan year. Total Employer contributions to the Plan, including salary deferrals and matching contributions, will never be less than the established fixed minimum contribution; if actual contributions are less than the minimum, then a supplemental contribution would be made by the Employer to the Plan. The minimum employer contribution for the Plan year is allocated to each individual who is a participant on the first day of the Plan year and who has made an elective deferral contribution during the Plan year.






                                   -13-
NOTES TO FINANCIAL STATEMENTS, Continued

5.   Participant Loans:

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the prevailing interest rate charged on similar commercial loans as determined by the plan administrator. Interest rates range from 8.55% to 9.25%. Principal and interest is paid ratably through payroll deductions.

6.   Distributions:

    Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. Effective January 1, 1998, if the present value of the benefit to be received is less than $5,000, a lump-sum distribution is required.

7.   Forfeitures:

   Forfeitures resulting from separation from service are held in the Plan and serve to reduce Employer contributions under certain conditions described in the Plan document. There were no forfeited nonvested accounts at December 30, 1998, or December 31, 1997.

8.   Plan Expenses:

    Expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock are borne by a participant's account. Fees, if any, of investment managers are borne by participants who select such investments. Trustees' fees are paid by the Trustee from Plan assets. All other expenses associated with the administration of the Plan are paid by Wisconsin Tissue.

9.   Plan Termination:

    While the Employer has not expressed any intent to discontinue the Plan, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Wisconsin Tissue Mills Inc. 401(k) Savings Plan for Hourly Employees Committee.

                                   -14-
NOTES TO FINANCIAL STATEMENTS, Continued

10.  Investment Options:

    Participants may elect to have amounts credited to their accounts in the Plan invested in 5% increments in the Diversified Equity Fund, Guaranteed Principal Fund, Chesapeake Common Stock, the Foreign Equity Fund, Intermediate Bond Fund, Conservative Balance Fund, Vanguard Wellington Fund or the Vanguard Index 500 Fund. The following is the number of participants in each of the investment options as of December 30, 1998, and December 31, 1997:

                                           1998       1997
                                           ----       ----
    Diversified Equity Fund                919      1,105
    Guaranteed Principal Fund              353        451
    Chesapeake Common Stock Fund           284        569
    Foreign Equity Fund                     81        100
    Intermediate Bond Fund                  21         11
    Conservative Balance Fund               52         24
    Vanguard Wellington Fund                82         57
    Vanguard Index 500 Fund                196        109

   A description of the investment options currently available to participants is as follows:

   Diversified Equity Fund: This fund, managed by Associated Bank, is designed to achieve growth of capital through investment in a widely diversified portfolio of stocks. The fund will be broadly diversified between large and small company stocks, foreign company stocks, and stocks of specific market segments.

   Guaranteed Principal Fund: This fund, managed by Associated Bank, has the objective of providing safety of principal. Assets will be invested in short-maturity treasury bills and repurchase agreements. The investment return earned will vary with changes in short-term interest rates.

   Chesapeake Common Stock Fund: This investment option consists of shares of the common stock of Chesapeake Corporation that are purchased by the Plan's Trustee at fair market value in the open market, in private transactions, or directly from Chesapeake Corporation.

   Foreign Equity Fund: This fund, managed by Associated Bank, is designed to provide the investor exposure to investment opportunities outside the United States through the purchase of foreign common stocks.

   Intermediate Bond Fund: This fund, managed by Associated Bank, is designed to earn a competitive total return through diversified investment


                                   -15-
NOTES TO FINANCIAL STATEMENTS, Continued

10.  Investment Options, continued:

in high quality fixed income securities. Assets of this fund will be invested primarily in high quality notes issued by the United States, federal agencies, and public corporations, as well as mortgaged backed, asset backed, and certificate of deposit issues.

   Conservative Balance Fund: This fund, managed by Associated Bank, is designed to achieve both a competitive income return and growth of capital through investment in a diversified portfolio of high-quality bonds and stocks. The majority of the fund assets will be invested in U.S. Treasury and other high-quality bonds, while the remainder of the fund will be primarily invested in stocks of large domestic companies.Vanguard Wellington Fund: This fund seeks conservation of capital and reasonable income. The fund normally invests 60% to 70% of assets in common stocks and convertible securities.

   Vanguard Index 500 Fund: This fund seeks investment results that correspond with the price and yield performance of the S&P 500 Index. The fund allocates the percentage of net assets each company receives on the basis of the stock's relative total market value.

11.  Investments:

   Investments at December 30, 1998 consisted of:

                                     Number                       Fair
                                   of Shares       Cost          Value
                                   ---------       ----          -----
Investments at fair value as
 determined by quoted market
 price:
  Equity funds:
   Diversified Equity Fund            201,403  $15,816,646    $22,026,436
   Foreign Equity Fund                  9,968      338,081        334,384
   Conservative Balance Fund            2,812      145,368        157,836
   Vanguard Wellington Fund             8,845      268,873        259,774
   Vanguard Index 500 Fund             14,377    1,394,927      1,641,587
  Fixed income fund:
   Intermediate Bond Fund              13,651      229,837        239,997
  Common stock:
   Chesapeake Corporation              36,941    1,112,987      1,329,876
  Money market funds:
   Guaranteed Principal Fund        2,985,154    2,985,154      2,985,154
                                               -----------    -----------
                                               $22,291,873    $28,975,044
                                               ===========    ===========
  Participant loans                            $   573,767    $   573,767
                                               ===========    ===========
                                   -16-
NOTES TO FINANCIAL STATEMENTS, Continued

11. Investments, continued:

    Investments at December 31, 1997 consisted of:

                                     Number                       Fair
                                   of Shares       Cost          Value
                                   ---------       ----          -----
Investments at fair value as
 determined by quoted market
 price:
  Equity funds:
   Diversified Equity Fund            194,958  $14,305,635    $18,222,106
   Foreign Equity Fund                  8,452      277,323        272,466
   Conservative Balance Fund              454       20,475         21,858
   Vanguard Wellington Fund             3,264       96,332         96,128
   Vanguard Index 500 Fund              5,350      459,693        481,893
  Fixed income fund:
   Intermediate Bond Fund                 163        2,516          2,610
  Common stock:
   Chesapeake Corporation              41,852    1,200,937      1,438,663
  Money market funds:
   Guaranteed Principal Fund        2,358,041    2,358,041      2,358,041
   Short-term investments              14,903       14,903         14,903
                                               -----------    -----------
                                               $18,735,855    $22,908,668
                                               ===========    ===========
  Participant loans                            $   344,624    $   344,624
                                               ===========    ===========

12.  Tax Status:

   The Plan obtained its latest determination letter on March 30, 1995, in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has amended since receiving the determination letter. However, management and the Plan administrator believe that the Plan is currently designed and being operated in accordance with all applicable rules and regulations.

13.  Plan Amendments:

   Effective for the period beginning January 1, 1998, the Plan year end was changed to December 30. Effective January 1, 1998, the Plan was amended to establish a fixed minimum contribution to be made by the Employer each Plan Year, as described in Note 4.




                                   -17-
NOTES TO FINANCIAL STATEMENTS, Continued

14.  Related-Party Transactions:

   Certain Plan investments are shares of mutual funds managed by Associated. Associated is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $129,248 and $163,848 for the years ended December 30, 1998, and December 31, 1997, respectively.

















































                                   -18-
Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 30, 1998

<Caption


                Face Amt/
                   Shares    Total Cost    Mkt Value             Est Ann Inc  Yield
Description   # of Shares     Cost/unit    Mkt Price       %         Accrual to Mkt
-----------   -----------    ----------    ---------       -     ----------- ------
Goldman       2,985,153.700  2,985,153.700 2,985,153.700  100.00 139,902.00   4.69
                                     1.000         1.000          11,988.81

Int Term Bond    13,651.460    229,837.210   239,996.899  100.00  14,569.00   6.07
                                    16.836     17.580310               0.00


Chesapeake       36,941.000  1,112,986.860 1,329,876.000    5.16  32,758.00   2.46
                                    30.129            36               0.00

Foreign Eqty      9,968.154    338,081.130   334,384.477    1.30   1,709.00   0.51
                                    33.916     33.545276               0.00

Conserv Bal       2,811.544    145,368.290   157,835.542    0.61   6,798.00   4.31
                                    51.704     56.138386               0.00

Divers Stock    201,403.296 15,816,646.450 22,026,436.221  85.54 238,747.00   1.08
                                    78.532     109.364825              0.00

Van Well          8,844.863    268,873.120    259,773.626   1.01  16,628.00   6.40
                                    30.399         29.370              0.00

Van 500          14,377.184  1,394,927.100  1,641,586.869   6.38  29,969.00   1.83
                                    97.024        114.180              0.00

Total Common
 Stocks                                    25,749,892.736 100.00

Loans/Mortgages

Rappert             968.530        968.530        968.530   2.22      89.00   9.19
                                     1.000          1.000            129.05

Nate             10,112.820     10,112.820     10,112.820  23.22        N/A
                                     1.000          1.000            -17.23

Finger           25,349.100     25,349.100     25,349.100  58.19   2,341.00   9.24
                                     1.000          1.000          2,428.03

Wonm              7,131.080      7,131.080      7,131.080  16.37        N/A
                                     1.000          1.000            -12.30

Total Loans/
 Mort                           43,561.530     43,561.530 100.00

Master Loan     530,205.870    530,205.870    530,205.870 100.00    -597.62
                                     1.000          1.000

                                   -19-
Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 30, 1998


# of  Purch/   Description                                     Carrying        Net Gain/
Trans Sale     of Asset            Purch Price   Sale Price       Value             Loss
----  ------   -----------         -----------   ----------    --------        ---------
281   Purchase Goldman Sachs       $7,854,487.82               $7,854,487.82        $0.00
190   Sale     Goldman Sachs                     $5,319,932.80 $5,319,932.80        $0.00
75    Purchase Assoc Int Term Bond   $293,763.68                 $293,763.68        $0.00
17    Sale     Assoc Int Term Bond                  $67,514.22    $66,442.85    $1,071.37
68    Purchase Assoc Foreign Eqty    $188,471.18                 $188,471.18        $0.00
36    Sale     Assoc Foreign Eqty                  $122,072.72   $127,713.05   ($5,640.33)
83    Purchase Assoc Conserv Bal     $309,993.81                 $309,993.81        $0.00
15    Sale     Assoc Conserv Bal                   $188,538.54   $185,100.35    $3,438.19
137   Purchase Assoc Diversified   $4,320,846.25               $4,320,846.25        $0.00
124   Sale     Assoc Diversified                 $3,684,363.71 $2,809,835.13  $874,528.58
23    Purchase Chesapeake Com Stk    $300,356.51                 $300,356.51        $0.00
52    Sale     Chesapeake Com Stk                  $474,923.45   $388,306.56   $86,616.89
95    Purchase Vanguard Wellington   $256,925.32                 $256,925.32        $0.00
28    Sale     Vanguard Wellington                  $84,810.28    $84,384.54      $425.74
136   Purchase Vanguard Index 500  $1,107,145.74               $1,107,145.74        $0.00
32    Sale     Vanguard Index 500                  $184,949.75   $171,911.37   $13,038.38

































                                   -20-


                                                        EXHIBIT 23.1






CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-55558) of Chesapeake Corporation of our report dated June 15, 1999 on the Wisconsin Tissue Mills Inc. 401(k) Savings Plan for Hourly Employees, appearing on page 3 of this Form 11-K.



                                  /S/ PRICEWATERHOUSECOOPERS LLP
                                   -----------------------------
PRICEWATERHOUSECOOPERS LLP



Richmond, Virginia
June 15, 1999




























                                   -21-